Exhibit 3.1

AMENDMENT NO. THREE TO AMENDED AND RESTATED BY-LAWS

OF SIGMA ADDITIVE SOLUTIONS, INC.

The Amended and Restated By-laws of Sigma Additive Solutions, Inc. (formerly “Sigma Labs, Inc.”) are hereby amended to remove Section 3 of Article II thereof and replace it with the following:

“Section 3. The holders of a one third (1/3rd) of the voting power of the Corporation’s stock at any meeting of stockholders, which are present in person or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by law, by the Articles of Incorporation, or by these By-Laws. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum and the votes present may continue to transact business until adjournment. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority of the voting stock represented in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat.”